Exhibit 99.1

BRAINSWAY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

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BRAINSWAY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30, December 31,
	2020	2019
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,792	$21,674
Short-term deposits	221	221
Trade receivables, net	6,531	5,507
Other accounts receivable	1,531	1,427
	24,075	28,829
NON-CURRENT ASSETS:
Long-term deposit	163	168
Leased systems	5,139	5,491
System components and other property and equipment	5,004	4,248
	10,306	9,907
	$34,381	$38,736
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$911	$1,320
Other accounts payable	3,817	3,379
Deferred revenues	1,184	1,305
Liability in respect of research and development grants	1,060	714
	6,972	6,718
NON-CURRENT LIABILITIES:

Deferred revenues and other liabilities	2,178	2,431
Liability in respect of research and development grants	5,319	5,367
	7,497	7,798
EQUITY:
Share capital	233	233
Share premium	95,111	93,649
Share-based payment	3,644	4,435
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(76,888)	(71,909)
	19,912	24,220
	$34,381	$38,736

The accompanying notes are an integral part of the interim consolidated financial statements.

BRAINSWAY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2020	2019
	(unaudited)

Revenues	$14,991	$16,809
Cost of revenues	3,492	3,687
Gross profit	11,499	13,122
Research and development expenses, net	4,247	6,067
Selling and marketing expenses	8,284	9,665
General and administrative expenses	3,390	3,875
Total operating expenses	15,921	19,607
Operating loss	4,422	6485

Finance expense, net	80	1,252
Loss before income taxes	4,502	7,737
Income taxes	477	275
Net loss and total comprehensive loss	$4,979	$8,012
Weighted number of shares	22,248,259	22,236,368
Basic and diluted net loss per share	$(0.22)	$(0.40)

The accompanying notes are an integral part of the interim consolidated financial statements.

BRAINSWAY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment transactions	Adjustments arising from translating financial statements from functional currency to presentation currency	Accumulated deficit	Total equity
	Unaudited
Balance at January 1, 2020	$233	$93,649	$4,435	$(2,188)	$(71,909)	$24,220
Net loss and total comprehensive loss	-	-	-	-	(4,979)	(4,979)
Exercise of share options	-	467	(467)	-	-	-
Expiration of share options	-	996	(996)	-	-	-
Cost of share-based payment	-	-	672	-	-	672
Balance at September 30, 2020	$233	$95,111	$3,644	$(2,188)	$(76,888)	$19,912

	Share capital	Share premium	Reserve for share-based payment transactions	Adjustments arising from translating financial statements from functional currency to presentation currency	Accumulated deficit	Total equity
	Unaudited
Balance at January 1, 2019	$171	$67,193	$3,357	$(2,188)	$(61,581)	$6,952
Net loss and total comprehensive loss	-	-	-	-	(8,012)	(8,012)
Expiration of share options	-	184	(184)	-	-	-
Cost of share-based payment	-	-	981	-	-	981
Issuance of shares, net (*)	31	26,302	-	-	-	26,333
Balance at September 30, 2019	$202	$93,679	$4,154	$(2,188)	$(69,593)	$26,254

(*) Net of issuance expenses of $ 2,290.

The accompanying notes are an integral part of the interim consolidated financial statements.

BRAINSWAY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2020	2019
	(unaudited)

Cash flows from operating activities:
Total comprehensive loss	$(4,979)	$(8,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation, amortization and impairment	1,271	1,401
Depreciation of leased systems	877	735
Finance expenses, net	80	1,252
Cost of share-based payment	671	981
Income taxes	477	275
	3,376	4,644
Changes in asset and liability items:
Increase in trade receivables	(996)	(2,165)
Decrease (increase) in other accounts receivable	(94)	13
Increase (decrease) in trade payables	(422)	426
Increase (decrease) in other accounts payable	320	(257)
Increase (decrease) in deferred revenues and other liabilities	(27)	19
	(1,219)	(1,964)
Cash paid and received during the period for:
Interest paid	(59)	(267)
Interest received	54	127
Income taxes paid	(249)	(542)
	(254)	(682)
Net cash used in operating activities	(3,076)	(6,014)
Cash flows from investing activities:
Purchase of property and equipment and system components	(2,555)	(2,973)
Investment in short-term deposits, net	-	(84)
Withdrawal of (Investment in)
long-term deposits, net	5	1,007
Net cash used in investing activities	(2,550)	(2,050)

The accompanying notes are an integral part of the interim consolidated financial statements.

	Nine months ended September 30,
	2020	2019
	(unaudited)

Cash flows from financing activities:
Repayment of loan from bank, net	-	(3,000)
Receipt of government grants	42	141
Repayment of liability in respect of research and development grants	-	(275)
Repayment of lease liability	(322)	(311)
Proceeds from issuance of shares, net	-	26,333
Net cash provided by (used in) financing activities	(280)	22,888
Exchange rate differences on cash and cash equivalents	24	(51)
Increase (decrease) in cash and cash equivalents	(5,882)	14,773
Cash and cash equivalents at the beginning of the period	21,674	8,968
Cash and cash equivalents at the end of the period	$15,792	$23,741
(a) Significant non-cash transactions:
Purchase of property and equipment on credit	$-	$189

The accompanying notes are an integral part of the interim consolidated financial statements.

BRAINSWAY LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:—GENERAL

a.	A general description of the Company and its activity:

Brainsway Ltd. (“the Company”), was incorporated on November 7, 2006, is a commercial stage medical device company focused on the development and sale of non-invasive Deep Transcranial Magnetic Stimulation (“Deep TMS”) technology for the treatment of neurological and addiction disorders. The Deep TMS system (“system”) uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain.

In January 2013, the first commercial Deep TMS system received clearance by the United States Food and Drug Administration (“FDA”) for the treatment of major depressive disorder (“MDD”) in adults who failed to achieve satisfactory improvement from anti-depressant medication. In August 2018, the Company received clearance of marketing authorization by the FDA for the adjunct therapy for the treatment of obsessive-compulsive disorder (OCD) in adults.

In August 24, 2020 Brainsway Ltd. announced that it has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for the Company’s deep transcranial magnetic stimulation (“Deep TMS”) system for its use as an aid in short-term smoking cessation in adults.

The Company and its wholly owned subsidiaries, Brainsway, Inc., Moach R&D Services Ltd. (“Moach”), and Brainsway USA Inc (“USA Inc”), collectively, the “Group,” derive revenues from the sale and lease of its systems.

b.	In an effort to contain and mitigate the spread of COVID-19 global pandemic, many countries around the world, including the U.S. and Israel, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus and closed non-essential businesses and offices. As many local jurisdictions continue to have such restrictions in place, the company’s ability to continue to operate its business may also be limited.

To date, the financial impact on the Company’s business has been moderate, and the Company has put in place a comprehensive alternative commercial strategy to support growth initiatives while adhering to government and health regulatory guidelines. Additionally, to date, there have been no significant disruptions to the supply chain, and the Company currently has sufficient supply of components to assemble the Company’s Deep TMS systems and meet commercial demand. However, the Company has experienced decreased commercial activities which have affected the revenue from leases of the Company’s Deep TMS systems due to slower initiation of certain promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. The ability to successfully commercialize the Deep TMS system for smoking addiction depends on in-clinic patient visits and the availability of diagnostics, both of which has have been negatively affected by the pandemic. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect the Company’s clinical and pre-clinical trials, including the ability to initiate and complete clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in clinical trials and recruiting clinical site investigators and clinical site staff.

c.	These financial statements have been prepared in a condensed format as of September 30, 2020 and for the nine period then ended (“Interim Consolidated Financial Statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and accompanying notes (“Annual Consolidated Financial Statements”).

d.	The Group had negative cash flows from operating activities of approximately $3,076 and $6,014 for the nine months ended September 30, 2020 and for the nine months ended September 30, 2019, respectively. Furthermore, the Company had an operating loss of $4,422 and $6,485 for the nine months ended September 30, 2020 and for the nine months ended September 30, 2019, respectively. The Company’s management and board of directors believe that the Company has the current funding to finance its business activity according to its plans in the foreseeable future.

e.	The interim financial statements of the Company as of September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019 were authorized for issuance in accordance with a resolution of the board of directors on February 22, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting.”

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Annual Consolidated Financial Statements.

b.	In the process of applying the significant accounting policies in the financial statements, the Group has made the following judgments, estimates and assumptions, which have the most significant effect on the amounts recognized in the financial statements:

(i)	Judgments:

Classification of leases:

Evaluation of whether to classify a lease as a finance lease or an operating lease in accordance with the criteria stipulated in IFRS 16 requires significant judgment.

(ii)	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Grants from the Israel Innovation Authority (“IIA”):

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows and discount rate used to measure the amount of the liability.

●	Provision for allowance for doubtful accounts on trade receivables:

The Group uses a provision matrix to calculate the allowance for doubtful accounts based on expected credit losses (ECL’s) for trade receivables. The provision rates are based on days past due for its various customers. The provision matrix is initially based on the Group’s historical observed default rates as well as forward-looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

●	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

NOTE 3: EQUITY

a.	Composition of share capital:

	September 30, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	25,000,000	22,482,630	25,000,000	22,236,368

b.	Movement in share capital:

Issued and outstanding capital:

	Number of shares	NIS par value
Balance at January 1, 2020	22,236,368	233,167
Issuance of shares – exercise of options	246,262	9,850

Balance at September 30, 2020	22,482,630	243,017

Balance at December 31, 2019	22,236,368	233,167

NOTE 4: SHARE-BASED PAYMENTS

a.	Movement in share-based payment transactions during the nine-month period ended September 30, 2019 and 2020

	Number of options	Weighted average exercise price(*)
		$
Outstanding at January 1, 2019	2,425,192	$6.60
Expired	(59,765)	7.45
Forfeited	(44,665)	7.18

Outstanding at September 30, 2019	2,320,762	$6.57

Exercisable at September 30, 2019	1,217,329	7.50

	Number of options	Weighted average exercise price(*)
		$
Outstanding at January 1, 2020	2,213,812	$7.10
Granted	215, 008	5.52
Exercised	(246,262)	5.80

Expired	(526,917)	6.00
Forfeited	(72,666)	6.77

Outstanding at September 30, 2020	1,582,975	$7.47

Exercisable at September 30, 2020	783,442	$8.04

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of September 30, 2020.

The weighted average remaining contractual life for the options outstanding as of September 30, 2020 was approximately five years.

The range of exercise prices for options outstanding as of September 30, 2020 was NIS 17.32 to NIS 31.19.

b.	In January 2020, the Company granted to the Company’s Chief Executive Officer (“CEO”) upon his employment, 240,000 restricted stock units (“RSUs”) of which 60,000 RSUs were granted through to January 26, 2021, and 180,000 RSUs have been committed to be provided in three future grants of 60,000 RSUs upon each anniversary of the employment start date of the CEO with the Company. The terms of the 180,000 committed CEO RSU’s were amended subsequent to balance sheet date - See Note 6(b).

NOTE 5: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS ITEMS

a.	Additional information on revenues:

Revenues reported in the financial statements for each group of similar products and services:

	Nine months ended September 30
	2020	2019
Revenues from lease	$10,241	$9,721
Revenues from sale	4,750	7,089

	$14,991	$16,809

Geographic information:

Revenues reported in the financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Nine months ended September 30
	2020	%	2019	%
U.S.	$13,300	89	$14,938	89
Europe	1,512	10	892	5
Israel	(4)	0	230	1
Other	183	1	749	5

	$14,991	100	$16,809	100

b.	Cost of revenues:

	Nine months ended September 30, 2020
	2020	2019
Cost of revenues—lease	$2,444	$2,218
Cost of revenues—sales	1,048	1,469

	$3,492	$3,687

NOTE 6: EVENTS AFTER THE REPORTING PERIOD

a.	On January 26, 2021, the Board of Directors approved the repricing of approximately 1.474 million Ordinary Shares (“Ordinary Shares”) that had previously been granted to officers, independent Board members, employees and consultants of the Company the pursuant to the Brainsway 2014 Share Incentive Plan, and the Brainsway Amended and Restated 2019 Share Incentive Plan (the “2014 Plan” and the “2019 Plan”, respectively) to an exercise price of $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25, 2021, provided, however, that with respect to directors’ options, the repricing of each option will ,be subject to shareholders approval at an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS) (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal.

b.	The equity compensation package that the Company granted to the Company’s Chief Executive Officer (“CEO”) upon his employment, comprised of 240,000 performance-based restricted stock units (“RSUs”) of which 60,000 RSUs were granted through to January 26, 2021, and 180,000 RSUs have been committed to be provided in three future grants of 60,000 RSUs upon each anniversary of the employment start date of the CEO with the Company. These future grants, as originally contemplated, would have been subject to satisfaction of certain individual and corporate performance-based criteria as defined in the CEO’s employment agreement.

The Board of Directors has approved, subject to shareholder approval, to grant 180,000 RSUs to the CEO as an amendment to the terms of employment of the CEO, in lieu of future grants of such RSUs per above.

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